UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended September 30, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                  to

Commission file number 001-8137

A. Full title of the plan and the address of the plan, if

different from that of the issuer named below:

Ampac Fine Chemicals LLC

Bargaining Unit 401(k) Plan

B. Name of the issuer of the securities held pursuant to

the plan and the address of its principal executive office:

American Pacific Corporation

3883 Howard Hughes Parkway

Suite 700

Las Vegas, NV 89169

Ampac Fine Chemicals LLC

Bargaining Unit 401(k) Plan

Financial Report

09.30.2011

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Las Vegas, Nevada

We have audited the accompanying statements of net assets available for benefits of the Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan (the “Plan”) as of September 30, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended September 30, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2011 and 2010, and the changes in net assets available for benefits for the year ended September 30, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of September 30, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Plan adopted Financial Accounting Standards Board Accounting Standards Update 2010-25, Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, which clarified how loans to participants should be classified and measured by defined contribution pension plans. This update was retrospectively applied to September 30, 2010.

/s/ McGladrey & Pullen, LLP

Las Vegas, Nevada

March 27, 2012

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Statements of Net Assets Available for Benefits

September 30, 2011 and 2010

	2011	2010
Assets
Investments, participant directed, at fair value (Notes 3 and 4):
Fixed annuities	$19	$1,390
Shares of registered investment companies	4,944,535	4,563,293
American Pacific Corporation common stock (Note 7)	674,753	392,565

Total Investments	5,619,307	4,957,248

Notes receivable from participants	443,687	440,512

Net assets available for benefits	$6,062,994	$5,397,760

See Notes to the Financial Statements.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended September 30, 2011

Additions to net assets attributed to:
Investment income (loss):
Dividend and interest income	$94,946
Net depreciation in fair value of investments (Note 3)	(45,025)
Other income	5,853

Total investment income	55,774

Interest income on notes receivable from participants	18,020

Contributions:
Participant	675,024
Employer match	344,568
Rollover	4,388

Total contributions	1,023,980

Total additions	1,097,774

Deductions from net assets attributed to:
Benefits paid	186,106
Plan expenses (Note 7)	3,246

Total deductions	189,352

Net increase prior to asset transfer	908,422

Transfer of assets to American Pacific Corporation 401(k) Plan	(243,188)

Net increase	665,234

Net assets available for benefits:
Beginning of year	5,397,760

End of year	$6,062,994

See Notes to the Financial Statements.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Notes to the Financial Statements

Note 1.     Plan Description

The following description of the Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as restated, for a complete description of the Plan’s provisions.

General:     The Plan is a defined contribution plan open to domestic employees of Ampac Fine Chemicals LLC, a wholly owned subsidiary of American Pacific Corporation (the “Company”), who are members of a collective bargaining unit. Employees are eligible to participate after completing at least 3 months of service and are allowed to enter the Plan on the first day of each fiscal quarter. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions:     Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for catch-up contributions by participants 50 years and older before the end of the Plan year. Participants may also contribute amounts representing distributions from other qualified plans, as defined in the Plan’s provisions. For the year ended September 30, 2011 employee rollover contributions totaled $4,388.

The Company, at its discretion, may contribute to the Plan. For the year ended September 30, 2011, the Company elected to match contributions equal to 100% of participant contributions, up to the first 3% of participant compensation, and 50% of participant contributions, up to the next 3% of participant compensation. For the year ended September 30, 2011, the Company made matching contributions of $344,568.

In addition, the Company may make profit sharing contributions at the Company’s discretion. There were no profit sharing contributions made for the Plan year ended September 30, 2011. Contributions are subject to certain limitations.

Participants direct the investment of their contributions and profit sharing contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and employer stock as investment options for participants.

Participant accounts:     Each participant’s account is credited with the participant’s contributions; including amounts rolled over from other qualified plans, allocations of the Company’s discretionary matching contribution, Plan earnings, and is charged with benefit payments and an allocation of administrative expenses (loan and withdrawal fees). The allocations above are based on participant earning or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:     Participants are immediately vested in their contributions, rollover contributions and employer matching contributions, plus actual earnings thereon. Vesting in the Company’s discretionary profit sharing contribution is based on years of continuous service. A participant vests 20% per year from years two through six of credited service. A participant’s interest in the Plan becomes fully vested if employment terminates due to death, total and permanent disability or retirement at age 65.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Notes to the Financial Statements

Note 1.     Plan Description (Continued)

Notes receivable from participants:     In accordance with the provisions of the Plan, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between participant-directed investments and notes receivable from participants. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are collateralized by the participant’s vested balance in the Plan and bear interest at prime rate plus 1%. Principal and interest is paid ratably through payroll deductions. Interest rates on participant loans vary, ranging from 4.25% to 9.25%. Maturities range from December 2011 through June 2023.

Payment of benefits:     Upon termination of service, if the vested value of a participant’s account is less than $1,000, his or her account will be distributed in a lump-sum payment. If the vested value of a participant’s account exceeds $1,000, he or she may elect to receive either a lump-sum amount, substantially equal payments over a specified term, or elect to have all the distribution paid in a direct rollover to another qualified employer plan, or a combination of the above.

Forfeited/asset holding accounts:     At September 30, 2011 and 2010, forfeited accounts totaled $0 and asset holding accounts totaled $5,810 and $0, respectively. Forfeited accounts are utilized first to reduce Plan expenses. Any remaining forfeitures are used to reduce employer contributions. No forfeitures were used to reduce Plan expenses or to reduce employer contributions during the year ended September 30, 2011. Subsequent to year end, forfeitures of $0 and asset holdings of $5,810 were used to reduce Plan expenses or employer contributions.

Note 2.     Summary of Significant Accounting Policies

Basis of accounting:     The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of estimates in the preparation of financial statements:     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition:     Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:     Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are classified as distributions based upon the terms of the Plan document.

Payment of benefits:     Benefits are recorded when paid.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Notes to the Financial Statements

Note 2.     Summary of Significant Accounting Policies (Continued)

Expenses:     Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Income taxes:     Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2007.

New accounting pronouncements:    In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. This update is effective for reporting periods beginning on or after December 15, 2011, and requires prospective application. Plan management has not yet determined the impact this guidance will have on the Plan.

Note 3.     Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of September 30 2011 and 2010 are as follows:

	2011	2010

Shares of registered investment companies:
BlackRock Global Allocation Fund	$396,445	$390,308
Federated Prime Cash Obligations Fund	389,324	284,813
BlackRock Equity Dividend Fund	327,342	**
Lazard Emerging Markets Open Fund	**	314,783
American Funds Growth Fund of America	**	272,472

Common stock:
American Pacific Corporation common stock	674,753	392,565

**	These investments are below 5% of the Plan’s net assets at September 30, 2011 or 2010.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Notes to the Financial Statements

Note 3.     Investments (Continued)

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value during the year ended September 30, 2011 as follows:

Shares of registered investment companies:
Columbia Energy and Natural Resources Fund	$63,260
American Funds Growth Fund of America	45,546
Alger Health Sciences Fund	2,782
Allianz NFJ Small Cap Value Fund	(34)
PIMCO GNMA Fund	(151)
MFS Utilities Fund	(475)
JP Morgan Smart Retirement 2015 Fund	(632)
Artio Total Return Bond Fund	(891)
BlackRock Equity Dividend Fund	(1,574)
Artisian Mid Cap Value Fund	(1,663)
JP Morgan Smart Retirement 2020 Fund	(1,760)
JP Morgan Smart Retirement 2010 Fund	(2,067)
JP Morgan Smart Retirement 2050 Fund	(3,493)
Invesco Real Estate Fund	(4,197)
DWS Equity 500 Index Fund	(4,738)
JP Morgan Smart Retirement 2045 Fund	(5,446)
JP Morgan Smart Retirement 2040 Fund	(5,839)
JP Morgan Smart Retirement 2030 Fund	(6,019)
JP Morgan Smart Retirement 2035 Fund	(6,101)
JP Morgan High Yield Bond Fund	(6,208)
American Funds Fundamental Inv Fund	(6,269)
BlackRock Small Cap Growth Equity Fund	(6,785)
JP Morgan Smart Retirement 2025 Fund	(8,233)
Ivy Science and Technology Fund	(9,113)
Dreyfus Small Cap Stock Index Fund	(9,205)
BlackRock Global Allocation Fund	(18,244)
Templeton Global Bond Fund	(21,441)
BlackRock U.S. Opportunities Inv Fund	(28,146)
American Funds Europacific Growth Fund	(33,014)
Lazard Emerging Markets Open Fund	(61,169)
Invesco Van Kampen American Franchise Fund	(62,189)
Franklin Natural Resources Fund	(103,738)

(307,246)
Common stock:
American Pacific Corporation common stock	262,221

Net depreciation in fair value of investments	$(45,025)

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Notes to the Financial Statements

Note 4.    Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under the new guidance are described below:

• Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

• Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

• Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2011 and 2010.

Fixed annuities:     Valued based on method outlined in the annuity contract, as calculated by the annuity provider, based on observable inputs through the review of existing contracts and readily available financial information available on the websites of the issuing financial institutions.

Registered investment companies:     Valued at the net asset value (NAV) of shares held by the plan at year end.

American Pacific Corporation common stock:     Valued at the closing price reported in the active market in which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Notes to the Financial Statements

Note 4.     Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of September 30, 2011.

	Investments at Fair Value as of September 30, 2011

	Level 1	Level 2	Level 3	Total

Fixed annuities	$-	$19	$-	$19
Shares of registered investment companies:
International funds	864,637	-	-	864,637
Large cap funds	849,677	-	-	849,677
Mid cap funds	386,211	-	-	386,211
Small cap funds	508,683	-	-	508,683
Asset allocation funds	594,723	-	-	594,723
Bond funds	647,530	-	-	647,530
Specialty funds	703,750	-	-	703,750
Money market funds	389,324	-	-	389,324
American Pacific Corporation common stock	674,753	-	-	674,753

Total investments at fair value	$5,619,288	$19	$-	$5,619,307

	Investments at Fair Value as of September 30, 2010

	Level 1	Level 2	Level 3	Total

Fixed annuities	$-	$1,390	$-	$1,390
Shares of registered investment companies:
International funds	873,018	-	-	873,018
Large cap funds	782,210	-	-	782,210
Mid cap funds	368,889	-	-	368,889
Small cap funds	456,620	-	-	456,620
Asset allocation funds	606,732	-	-	606,732
Bond funds	638,711	-	-	638,711
Specialty funds	552,300	-	-	552,300
Money market funds	284,813	-	-	284,813
American Pacific Corporation common stock	392,565	-	-	392,565

Total investments at fair value	$4,955,858	$1,390	$-	$4,957,248

Note 5.     Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Notes to the Financial Statements

Note 6.     Income Tax Status

The Plan was adopted from a non-standardized prototype plan document offered by Orchard Trust Company (“Orchard”). The Internal Revenue Service (“IRS”) has determined and informed the prototype sponsor by a letter dated November 27, 2001 that the prototype plan is designed in accordance with applicable sections of the IRC.

The Plan has received a determination letter from the IRS dated June 23, 2011 indicating that the Plan as adopted is designed in accordance with the IRC. The Plan administrator and the Plan’s management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) and the related trust was exempt from taxation as of the financial statement date.

Note 7.     Exempt Party-In-Interest Transactions

Certain Plan investments are shares of registered investment companies managed by Orchard or its affiliates. Orchard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Orchard totaled $3,246 for the year ended September 30, 2011.

At September 30, 2011 and 2010, the Plan held 92,053 and 88,816 shares of common stock of American Pacific Corporation, respectively, with a cost basis of $919,799 and $936,430, respectively, and fair value of $674,753 and $392,565, respectively. At September 30, 2011 and 2010, the Plan held 19 and 1,390 units in the Employer Stock Awaiting Purchase Fund, respectively, with a cost basis and fair value of $19 and $1,390, respectively.

Note 8.     Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held at End of Year

September 30, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, collateral and maturity value	Cost	Current Value
Fixed annuities:
* Employer Stock Awaiting Purchase Fund		**	$19

Shares of registered investment companies:
BlackRock Global Allocation Fund	Mutual fund	**	396,445
Federated Prime Cash Obligations Fund	Mutual fund	**	389,324
BlackRock Equity Dividend Fund	Mutual fund	**	327,342
Lazard Emerging Markets Open Fund	Mutual fund	**	283,389
Templeton Global Bond Fund	Mutual fund	**	274,206
Invesco Van Kampen American Franchise Fund	Mutual fund	**	257,775
Franklin Natural Resources Fund	Mutual fund	**	250,897
BlackRock U.S. Opportunities Inv Fund	Mutual fund	**	239,691
American Funds Europacific Growth Fund	Mutual fund	**	184,803
BlackRock Small Cap Growth Equity Fund	Mutual fund	**	183,918
Allianz NFJ Small Cap Value Fund	Mutual fund	**	167,764
Artio Total Return Bond Fund	Mutual fund	**	161,513
Ivy Science and Technology Fund	Mutual fund	**	159,272
Dreyfus Small Cap Stock Index Fund	Mutual fund	**	157,001
DWS Equity 500 Index Fund	Mutual fund	**	156,695
Artisian Mid Cap Value Fund	Mutual fund	**	146,520
PIMCO GNMA Fund	Mutual fund	**	134,536
Invesco Real Estate Fund	Mutual fund	**	121,722
MFS Utilities Fund	Mutual fund	**	116,377
American Funds Fundamental Inv Fund	Mutual fund	**	107,865
JP Morgan Smart Retirement 2040 Fund	Mutual fund	**	103,202
JP Morgan Smart Retirement 2030 Fund	Mutual fund	**	85,945
JP Morgan High Yield Bond Fund	Mutual fund	**	77,275
JP Morgan Smart Retirement 2035 Fund	Mutual fund	**	72,356
JP Morgan Smart Retirement 2025 Fund	Mutual fund	**	67,179
JP Morgan Smart Retirement 2020 Fund	Mutual fund	**	61,650
JP Morgan Smart Retirement 2045 Fund	Mutual fund	**	60,621
JP Morgan Smart Retirement 2010 Fund	Mutual fund	**	59,632
Alger Health Sciences Fund	Mutual fund	**	55,482
JP Morgan Smart Retirement 2015 Fund	Mutual fund	**	48,620
JP Morgan Smart Retirement 2050 Fund	Mutual fund	**	35,518

			4,944,535

* American Pacific Corporation Common Stock	Common stock (92,053 shares)	**	674,753

* Participant Loans	Interest rates ranging from 4.25% - 9.25%,
	maturing through June 2023	**	443,687

Total investments			$6,062,994

  * Represents a party-in-interest to the Plan.

  ** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ampac LLC Fine Chemicals Bargaining Unit 401(k) Plan

	By:	American Pacific Corporation, as Plan Administrator

Date: March 27, 2012	By:	/s/ JOSEPH CARLEONE
Joseph Carleone President & Chief Executive Officer

EXHIBIT INDEX

Exhibit Index	Description

23.1	Consent of Independent Registered Public Accounting Firm